Exhibit 12

	Six Months Ended
RATIO OF EARNINGS TO FIXED CHARGES	September 30,	Years Ended March 31,
(numbers in thousands)	2008	2008	2007	2006	2005	2004

EARNINGS (LOSS):

Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries; or income or loss from equity investees	(19,726)	(36,113)	(36,728)	(47,073)	(39,449)	(47,739)

ADD:
fixed charges	359	831	754	708	693	795
amortization of capitalized interest	—	—	—	—	—	—
distributed income of equity investees	—	—	—	—	—	—
pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—
Total additions to earnings (loss)	359	831	754	708	693	795

SUBTRACT:
Interest capitalized in the period	5	7	1	2	2	—
preference security dividend requirements of consolidated subsidiaries, and	—	—	—	—	—	—
the minority interest in pretax income of subisidaries that have not incurred fixed charges. Equity investees are investments for using the equity method of accounting.	—	—	—	—	—	—
Total subtractions from earnings (loss)	5	7	1	2	2	—

EARNINGS (LOSS) AS ADJUSTED	(19,372)	(35,289)	(35,975)	(46,367)	(38,758)	(46,944)

FIXED CHARGES:
interest expensed and capitalized	1	7	2	23	37	183
amortized premiums, discounts and capitalized expenses related to indebtedness					1	19
an estimate of the interest within rental expense	358	824	752	685	655	593
perference security dividend requirements of consolidated subsidaries	—	—	—	—	—	—
Total fixed charges	359	831	754	708	693	795

RATIO OF EARNING TO FIXED CHARGES	N/A	N/A	N/A	N/A	N/A	N/A

COVERAGE DEFICIENCY	(19,731)	(36,120)	(36,729)	(47,075)	(39,451)	(47,739)